Exhibit 99.1

QIWI Announces Third Quarter 2021 Financial Results

Revenue from continued operations increased 8% YoY to RUB 11,746 million

Total Net Revenue from continued operations decreased 2% YoY to RUB 6,419 million

Net Profit increased 190% YoY to RUB 8,836 million (or RUB 140.71 per diluted share)

Adjusted Net Profit decreased 17% YoY to RUB 2,705 million (or RUB 43.32 per diluted share)

QIWI upgraded FY 2021 guidance

Board of Directors approved interim dividends of 30 cents per share

NICOSIA, CYPRUS – November 23, 2021 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its financial results for the third quarter ended September 30, 2021.

3Q 2021 Key Operating and Financial Highlights1

		3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
		RUB million	RUB million	%	RUB million	RUB million	%	USD million(1)
	Revenue	10,833	11,746	8.4%	29,663	31,793	7.2%	161.4
	Total Net Revenue	6,637	6,419	(3.3%)	19,736	17,629	(10.7%)	88.2
	LFL Total Net Revenue (2)	6,557	6,419	(2.1%)	18,122	17,629	(2.7%)	88.2
Consolidated	Adjusted EBITDA	4,020	3,834	(4.6%)	10,223	10,504	2.7%	53
Group results	Adjusted EBITDA margin	60.6%	59.7%	(0.8%)	51.8%	59.6%	7.8%	59.7%
	Net Profit	3,043	8,836	190.4%	6,479	13,423	107.2%	121.4
	Adjusted Net profit	3,275	2,705	(17.4%)	7,785	7,470	(4.0%)	37.2
	Adjusted Net profit margin	49.3%	42.1%	(7.2%)	39.4%	42.4%	2.9%	42.1%

	PS Net Revenue	6,108	5,855	(4.1%)	16,826	16,295	(3.2%)	80.5
	PS Payment Net Revenue	5,303	4,856	(8.4%)	14,507	13,857	(4.5%)	66.7
Payment	PS Payment Volume, billion	435	490	12.6%	1,153	1,332	15.6%	6.7
Services (PS)	PS Payment Net Revenue Yield	1.22%	0.99%	(0.2%)	1.26%	1.04%	(0.2%)	0.99%
	PS Other Net Revenue	805	999	24.1%	2,320	2,438	5.1%	14
	Adjusted Net profit	3,633	3,231	(11.1%)	9,927	8,753	(11.8%)	44
	Adjusted Net profit margin	59.5%	55.2%	(4.3%)	59.0%	53.7%	(5.3%)	55.2%

(1)

Throughout this release dollar translation calculated using a ruble to U.S. dollar exchange rate of RUB 72.7608 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2021.

(2)	Like-for-like Total Net Revenue excludes discontinued Consumer Financial Services (Sovest) and Rocketbank segments.

Key events in 3Q 2021 and after the reported period

•	Alexey Mashchenkov was appointed as CFO of QIWI.

•	The Board of Directors approved an interim dividend for 3Q 2021 in the amount of 30 cents per share.

•

QIWI completed the sale of its 40% stake (45% economic interest) in Tochka[2] resulting in total gain on disposal of RUB 6.2 billion, including RUB 2.7 billion of accrued performance adjustment income contingent to Tochka’s earnings for the year 2021.

•

The role of a single Unified Interactive Bets Accounting Center (ETSUP) was announced. Since October 2021 the newly-appointed ETSUP replaced TSUPIS of QIWI. The Company ensured a seamless transition of clients to the ETSUP. QIWI wallet remains a payment method for making bets and receiving winning payouts.

•	Factoring PLUS was rebranded into ROWI.

[1]

Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, adjusted Net profit margin, financial results on a like-for-like basis in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

[2]	For more details please refer to the respective press release disclosed at Company’s website:
https://investor.qiwi.com/news-releases/news-release-details/qiwi-completes-sale-its-stake-tochka-project.

2021 Guidance3

QIWI upgraded its FY 2021 guidance following strong results for 9M 2021:

•	Total Net Revenue is expected to decrease by 10% to 15% YoY;

•	Payment Services Net Revenue is expected to decrease by 5% to 10% YoY;

•	Adjusted Net Profit is expected to decrease by 10% to 15% YoY.

Our outlook reflects (1) recent changes in the betting industry landscape described in the “Recent developments” section, (2) conservative projections of recovery of cross-borders operations, and (3) sale of stake in Tochka project, previously accounted for under the equity pick-up method.

These are our current views and expectations only which are based on the trends we see as of the day of this press release. If such trends were to deteriorate or improve further the impact on our business and operations could deviate from that currently expected.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

3Q Results

Net Revenue breakdown by segments4

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million
Total Net Revenue	6,637	6,419	(3.3%)	19,736	17,629	(10.7%)	88.2
LFL Total Net Revenue	6,557	6,419	(2.1%)	18,121	17,629	(2.7%)	88.2
Payment Services (PS)	6,108	5,855	(4.1%)	16,826	16,295	(3.2%)	80.5
PS Payment Net Revenue	5,303	4,856	(8.4%)	14,507	13,857	(4.5%)	66.7
PS Other Net Revenue	805	999	24.1%	2,320	2,438	5.1%	13.7
Consumer Financial Services (CFS)	64	—	(100.0%)	1,067	—	(100.0%)	—
Rocketbank	16	—	(100.0%)	549	—	(100.0%)	—
Corporate and Other	449	564	25.6%	1,295	1,334	3.0%	7.8

Total Net Revenue from continued operations decreased by 2.1% YoY to RUB 6,419 million ($88.2 million) driven by PS segment Net Revenue decline. Including discontinued operations of Sovest (reflected in CFS) and Rocketbank Total Net Revenue decreased by 3.3% YoY.

PS Net Revenue in 3Q 2021 was RUB 5,855 million ($80.5 million) – 4.1% lower compared to last year driven by decrease of PS Payment Net Revenue.

[3]	Guidance is provided in Russian rubles
[4]

Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Ð¡FS Net Revenue, Rocketbank Net Revenue, Corporate and Other Net Revenue in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

PS Payment segment breakdown by verticals5

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB	RUB	%	RUB	RUB	%	USD
PS Payment Volume (billion)(1)	435.4	490.5	12.6%	1,152.6	1,332.1	15.6%	6.7

E-commerce	133.9	118.8	(11.3%)	343.3	312.4	(9.0%)	1.6
Financial services	65.2	71.8	10.1%	186.5	200.5	7.5%	1.0
Money remittances	185.9	261.1	40.5%	472.4	694.9	47.1%	3.6
Telecom	36.2	28.6	(21.0%)	118.9	89.3	(24.9%)	0.4
Other	14.3	10.2	(28.3%)	31.5	35.0	10.9%	0.1

PS Payment Net Revenue (million)(2)	5,303	4,856	(8.4%)	14,506	13,857	(4.5%)	66.7

E-commerce	3,123	2,286	(26.8%)	8,523	6,361	(25.4%)	31.4
Financial services	331	134	(59.6%)	931	462	(50.4%)	1.8
Money remittances	1,605	2,316	44.3%	4,274	6,553	53.3%	31.8
Telecom	143	115	(19.2%)	573	392	(31.6%)	1.6
Other	102	4	(95.7%)	206	90	(56.4%)	0.1

PS Payment Net Revenue Yield(3)	1.22%	0.99%	(0.23%)	1.26%	1.04%	(0.22%)	0.99%

E-commerce	2.33%	1.93%	(0.41%)	2.48%	2.04%	(0.45%)	1.93%
Financial services	0.51%	0.19%	(0.32%)	0.50%	0.23%	(0.27%)	0.19%
Money remittances	0.86%	0.89%	0.02%	0.90%	0.94%	0.04%	0.89%
Telecom	0.40%	0.40%	0.01%	0.48%	0.44%	(0.04%)	0.40%
Other	0.71%	0.04%	(0.67%)	0.65%	0.26%	(0.40%)	0.04%

(1)

PS Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations.

(2)

PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(3)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.

In 3Q 2021 PS Payment Net Revenue decreased by 8.4% YoY and amounted to RUB 4,856 million ($66.7 million) as a result of a decrease of PS Payment Net Revenue Yield by 23bps YoY partially compensated by an increase of the PS Payment volume by 12.6%.

PS Payment Volume increased by 12.6% to RUB 490 billion primarily due to the Money remittance and Financial services verticals.

•

Money Remittances vertical went up by 40.5% YoY reaching a historical high level of RUB 261 billion represented by increased volumes across key streamlines, namely (i) B2B2C payments from QIWI wallet accountholders and payouts on cards (up 110% YoY) resulting largely from the development of our product offering for self-employed and increase in peer-to-peer operations, and (ii) repayment of customers’ betting winnings on the QIWI wallet (up 29% YoY).

•	Volume growth in the Financial services vertical by 10.1% YoY was driven by increased bank and micro loans repayments.

•

E-commerce vertical Volume went down by 11.3% YoY on decrease in payment volumes to foreign merchants due to temporary restrictions imposed by the CBR[6] in December 2020 and expired in May 2021 which were partially offset by increased TSUPIS operations and recovery of tourism.

•	Telecom volume decreased by 21.0% YoY to RUB 29 billion on lower volumes coming through MNOs[7] and adverse impact of the downsizing kiosk network.

•

Other category comprising a broad range of merchants in utilities and other government payments as well as charity organizations to which we offer payment processing services decreased by 28.3% YoY to RUB 10 billion.

We note significant growth within the B2B and B2B2C streamlines as we continuously enhance our customer value proposition. These transactions mostly represent use-cases connected to peer-to-peer transactions, light banking, collection of proceeds services we provide to self-employed customers, etc. We believe that significant growth in revenue from peer-to-peer transactions may not be representative of revenue from such transactions in future periods.

[5]	Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.
[6]	Disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020.
[7]	Mobile network operators.

A decline in PS Payment Net Revenue Yield by 23bps to 0.99% was mainly driven by a combination of (1) decreased E-commerce Net Revenue Yield by 41bps to 1.93% and (2) lower share of E-commerce vertical in total PS volume by 6.5ppt to 24.2%, both resulting from the temporary restrictions imposed on higher-yielding cross-border payments.

Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by our system may materially adversely affect our results of operations.

PS Other Net Revenue breakdown

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million
PS Other Net Revenue	805	999	24.1%	2,320	2,438	5.1%	13.7

Fees for inactive accounts and unclaimed payments	506	441	(12.8%)	1,497	1,295	(13.5%)	6.1
Other Net Revenue	299	558	86.8%	823	1,143	38.9%	7.7

PS Other Net Revenue increased by 24.1% YoY and stood at RUB 999 million ($13.7 million).

Fees for inactive accounts and unclaimed payments were RUB 441 million ($6.1 million) or 12.8% lower compared to 3Q 2020 due to extension of inactivity terms from 6 to 12 months as well as decreased number of QIWI wallet accounts.

Other Net Revenue largely composed of interest revenue, revenue from overdrafts provided to agents, and advertising increased by 86.8% YoY up to RUB 558 million ($7.7 million) mainly driven by higher interest revenue on more efficient cash allocation underpinned by increased interest rates.

Payment Services other operating data

	September 30, 2020	September 30, 2021	YoY%
Active kiosks and terminals (units)(1)	117,137	96,370	(17.7%)
Active QIWI wallet accounts (million)(2)	19.7	14.9	(24.5%)

(1)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(2)	Active QIWI wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

The number of active kiosks and terminals was 96,370, including Contact and Rapida physical points of service, a decrease of 17.7% compared to the previous year. The number of kiosks and terminals is generally decreasing as market evolves towards a higher share of digital payments. Nevertheless, our physical distribution network remains an important part of our omni-channel infrastructure allowing consumers to use physical currency for online payments and offering merchants access to a large pool of customers that use cash.

The number of active QIWI wallet accounts was 14.9 million as of the end of 3Q 2021, a decrease of 4.8 million YoY. The decrease primarily resulted from the introduction of limitations on the anonymous wallets and enhancement of certain KYC, identification and compliance procedures. The number of active QIWI wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. We also note 1.3 million of QIWI wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS using other than QIWI wallet payment method. These QIWI wallets are at risk as QIWI stopped providing TSUPIS services in October 2021. We are focused on diversification of our product proposition and increase of payment volumes per QIWI wallet account. In 3Q 2021 payment volume per active QIWI wallet account8 was 92% higher YoY.

[8]

Payment volume per active QIWI wallet account for the period is calculated as total amount of outgoing payments for the period including peer-to-peer transactions divided by number of active QIWI wallet accounts involved in transactions within the period.

Corporate and Other (CO) Net Revenue breakdown

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million
CO Net Revenue	449	564	25.6%	1,295	1,334	3.0%	7.8

Tochka	126	126	0.4%	457	282	(38.3%)	1.7
ROWI	182	295	61.8%	488	670	37.4%	4.1
Flocktory	135	152	13.2%	341	412	20.8%	2.1
Corporate and Other projects	6	(10)	(262.3%)	10	(30)	(409.8%)	(0.1)

CO Net Revenue in 3Q 2021 increased by 25.6% YoY to RUB 564 million ($7.8 million) driven by ROWI, Flocktory and Other projects Net Revenue growth:

•

Tochka Net Revenue remained generally flat YoY and stood at RUB 126 million ($1.7 million). In the 3Q 2021 QIWI completed the sale of its 40% stake (45% economic interest) in the capital of Tochka associate to Otkritie Bank. The Company continues to work with Tochka and Otkrytie Bank on joint B2B2C projects providing a bundle of services for taxi, courier delivery, transportation companies, self-employed individuals and other users.

•

In 3Q 2021 QIWI Factoring business was rebranded into ROWI. ROWI Net Revenue increased by 61.8% YoY to RUB 295 million ($4.1 million) on further expansion of bank guarantees and factoring portfolios as well as launch of new products:

•	Bank Guarantees portfolio increased by 86% YoY to RUB 31.2 billion with average check growth by 66% to RUB 1.1 million.

•	Factoring portfolio increased by 83% YoY and reached RUB 7.0 billion with number of active clients going up by 48% YoY to 592.

•

In 3Q ROWI launched two new finance products – online loans for government contracts execution and loans for marketplaces suppliers based on sales analytics. Net Revenue of new products in 3Q 2021 reached RUB 28 million.

•

Flocktory Net Revenue increased by 13.2% YoY and reached RUB 152 million ($2.1 million) driven by growing number of clients and traffic-providers using Flocktory’s platform and marketing services underpinned by growth of average check.

•	Corporate and Other projects Net Revenue include result of operations of different projects in the start-up stage and in 3Q 2021 it amounted to RUB 10 million ($0.1 million) of loss.

Operating expenses and other non-operating income and expenses

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB	RUB	%	RUB	RUB	%	USD
	million	million		million	million		million
Operating expenses	(3,026)	(2,874)	(5.0%)	(10,764)	(8,005)	(25.6%)	(39.5)
% of Net Revenue	(45.6%)	(44.8%)	0.8%	(54.5%)	(45.4%)	9.1%

Selling, general and administrative expenses	(711)	(986)	38.7%	(2,634)	(2,147)	(18.5%)	(13.6)
% of Net Revenue	(10.7%)	(15.4%)	(4.6%)	(13.3%)	(12.2%)	1.2%
Personnel expenses	(1,983)	(1,496)	(24.6%)	(6,204)	(4,726)	(23.8%)	(20.6)
% of Net Revenue	(29.9%)	(23.3%)	6.6%	(31.4%)	(26.8%)	4.6%
Depreciation, amortization & impairment	(317)	(289)	(8.8%)	(1,101)	(872)	(20.8%)	(4.0)
% of Net Revenue	(4.8%)	(4.5%)	0.3%	(5.6%)	(4.9%)	0.6%
Credit loss (expense)	(15)	(103)	586.7%	(825)	(260)	(68.5%)	(1.4)
% of Net Revenue	(0.2%)	(1.6%)	(1.4%)	(4.2%)	(1.5%)	2.7%

Other non-operating income and expenses excluding gain on disposal of an associate	321	36	(88.8%)	(441)	200	(145.4%)	0.5
% of Net Revenue	4.8%	0.6%	(4.3%)	(2.2%)	1.1%	3.4%

Share of gain of an associate and a joint venture	256	—	(100.0%)	495	306	(38.2%)	—
% of Net Revenue	3.9%	0.0%	(3.9%)	2.5%	1.7%	(0.8%)
Foreign exchange loss, net	125	3	(97.6%)	(130)	(39)	(70.0%)	0.0
% of Net Revenue	1.9%	0.0%	(1.8%)	(0.7%)	(0.2%)	0.4%
Interest income and expenses, net	(23)	2	108.7%	(88)	(25)	71.6%	0.0
% of Net Revenue	(0.3%)	0.0%	0.4%	(0.4%)	(0.1%)	0.3%
Other income and expenses, net	(37)	31	183.8%	(718)	(42)	94.2%	0.4
% of Net Revenue	(0.6%)	0.5%	1.0%	(3.6%)	(0.2%)	3.4%

Gain on disposal of an associate	—	6,213		—	6,213		85.4
% of Net Revenue		96.8%			35.2%

Operating expenses went down by 5.0% YoY to RUB 2,874 million ($39.5 million) and improved by 82bps to 44.8% as percent of Total Net Revenue driven by divestiture of Rocketbank project that offset Total Net Revenue decline due to temporary restrictions imposed on cross-border payments.

Selling, general and administrative expenses increased by 38.7% to RUB 986 million ($13.6 million). SG&A expenses as percent of Total Net Revenue increased by 4.6ppt YoY to 15.4% primarily due to (i) advisory services for market research while reviewing Company’s strategy and (ii) higher tax expenses as a result of increased share of operations with financial companies which are non-deductible for VAT purposes.

Personnel expenses decreased by 24.6% YoY to RUB 1,496 million ($20.6 million) and improved by 6.6ppt to 23.3% as percent of Total Net Revenue primarily driven by divestiture of Rocketbank project.

Depreciation, amortization and impairment decreased by 27bps YoY to 4.5% as percent of Total Net Revenue driven by divestiture of Rocketbank project.

Credit loss increased by 1.4ppt YoY to 1.6% as percent of Total Net Revenue driven by provisions accrued in 3Q 2021 resulting from ROWI business portfolio growth and other factors.

Other non-operating income and expenses excluding gain on disposal of an associate in 3Q decreased by 88.8% YoY to RUB 36 million ($0.5 million) mainly driven by (i) no contribution from Tochka equity pick up due to sales of stake in the project, and (ii) lower forex exchange gain driven by currency rates fluctuations. Other insignificant changes are driven by divestiture of Rocketbank project.

Gain on disposal of an associate in the 3Q 2021 resulted from sale of stake in Tochka and stood at RUB 6.2 billion including: (i) base deal amount of RUB 4.95 billion, (ii) accrued expected performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 2.7 billion, (iii) dividends received in 3Q in the amount of RUB 0.5 billion, and (iv) less carrying amount of disposed investment in the amount of RUB 1.95 billion. Contingent amount is expected to be received in 2Q 2022.

Income tax expense

Income tax expense increased by 7.8% YoY to RUB 958 million mainly resulting from divesture of SOVEST and Rocketbank projects. Effective tax rate in 3Q 2021 was 12.8ppt lower YoY and stood at 9.8% as a result of recognition of non-taxable gain on disposal of Tochka.

Profitability results

	3Q 2020	3Q 2021	YoY	9M 2020	9M 2021	YoY	3Q 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million
Adjusted EBITDA	4,020	3,834	(4.6%)	10,223	10,504	2.7%	52.7
Adjusted EBITDA margin, %	60.6%	59.7%	(0.8%)	51.8%	59.6%	7.8%	59.7%

Adjusted Net Profit	3,275	2,705	(17.4%)	7,785	7,470	(4.0%)	37.2
Adjusted Net Profit margin, %	49.3%	42.1%	(7.2%)	39.4%	42.4%	2.9%	42.1%

Payment Services	3,633	3,231	(11.1%)	9,927	8,753	(11.8%)	44.4
PS Net Profit margin, %	59.5%	55.2%	(4.3%)	59.0%	53.7%	(5.3%)	55.2%
Consumer Financial Services	(137)	—	(100.0%)	(793)	—	(100.0%)	—
Rocketbank	(165)	—	(100.0%)	(781)	—	(100.0%)	—
Corporate and Other (CO)	(56)	(526)	(848.2%)	(568)	(1,283)	(125.8%)	(7.2)

Tochka	281	5	(98.3%)	590	328	(44.4%)	0.1
ROWI	72	122	69.7%	164	156	(4.6%)	1.7
Flocktory	44	(6)	(114.3%)	57	(109)	(291.7%)	(0.1)
Corporate and Other projects	(453)	(647)	(42.7%)	(1,378)	(1,658)	(20.3%)	(8.8)

Adjusted EBITDA decreased by 4.6% YoY to RUB 3,834 million ($52.7 million) driven by Total Net Revenue decline and modest Adjusted EBITDA margin decline by 84bps to 59.7%. Adjusted EBITDA margin decreased mainly due to PS Payment Net Revenue decline partially offset by optimization measures resulting from divesture of Rocketbank project.

Adjusted Net Profit in 3Q 2021 decreased by 17.4% YoY to RUB 2,705 million ($37.2 million). Adjusted Net Profit margin declined by 7.2ppt and stood at 42.1% driven by (i) Adjusted EBITDA dynamics, (ii) no share gain from Tochka associate, and (iii) lower forex exchange gain.

Payment Services Net Profit decreased by 11.1% YoY to RUB 3,231 million ($44.4 million) as a result of a combination of PS Net Revenue decline by 4.1% YoY mainly due to temporary restrictions imposed on higher-yielding cross-border payments and PS Net Profit margin contraction by 4.3ppt to 55.2% primarily driven by higher tax expenses due to changing base for VAT and adverse forex exchange impact.

CO Net Loss in 3Q 2021 increased to RUB 526 million ($7.2 million) driven primarily by the following factors:

•

Corporate and Other projects Net Loss in 3Q 2021 increased by 42.7% YoY to RUB 647 million mainly due to advisory services for market research while reviewing Company’s strategy, increased costs for insurance of Directors and Officers and higher income tax expenses.

•	Tochka Net Profit decreased to RUB 5 million followed by sale of QIWI stake in the project.

•	ROWI Net Profit increased by 69.7% YoY to RUB 122 million as a result of project scale up reflected in portfolio growth.

•

Floctory Net Loss in 3Q 2021 stood at RUB 6 million primarily driven by (i) increased personnel expenses mainly due to selective review of salaries and new hires, and (ii) negative forex exchange impact.

Consolidated cash flow statement

	9M 2020	9M 2021	YoY	9M 2021
	RUB million	RUB million	%	USD million
Net cash generated from operating activities before changes in working capital	8,724	8,762	0.4%	120.4
Change in working capital	(6,012)	(13,672)	127.4%	(187.9)
Net interest and income tax paid	735	(16)	(102.2%)	(0.2)

Net cash flow used in operating activities	3,447	(4,926)	(242.9%)	(67.7)
Net cash received from investing activities	684	(33)	(104.8%)	(0.5)
Net cash used in from financing activities	(3,438)	(4,805)	39.8%	(66.0)
Effect of exchange rate changes on cash and cash equivalents	1,411	(140)	(109.9%)	(1.9)

Net decrease in cash and cash equivalents	2,104	(9,904)	(570.7%)	(136.1)

Cash and cash equivalents at the beginning of the period	42,101	47,382	12.5%	651.2

Cash and cash equivalents at the end of the period	44,205	37,478	(15.2%)	515.1

Net cash generated from operating activities before changes in working capital for 9M 2021 slightly increased by 0.4% YoY to RUB 8,762 million ($120.4 million) as decrease in Net Revenue by 10.7% YoY due to temporary suspension of cross-border operations was compensated by improved profitability on divesture of loss making SOVEST and Rocketbank projects. Net cash flow used in operating activities for 9M 2021 stood at RUB 4,926 million ($67.7 million) driven by significant changes in working capital and increased income tax paid. Change in working capital for 9M 2021 resulted in cash outflow of RUB 13,672 million primarily due to (i) lower accounts payable and accruals of RUB 10,444 million resulted from discontinuation of payments to foreign merchants on the back of the temporary CBR prescriptions related to cross-border operations; (ii) decrease in customer accounts and amounts due to banks in the amount of RUB 4,163 million driven predominantly due to the wind-down of Rocketbank and seasonality; (iii) increase in loans issued from banking operations of RUB 2,418 million mainly related to ROWI business development, and (iv) decrease in trade and other receivables by RUB 2,125 million mainly due to seasonal factor. Net interest and income tax paid increased by RUB 751 million mainly resulting from divesture of loss making SOVEST and Rocketbank projects.

Net cash flow used in investing activities for 9M 2021 stood at RUB 33 million ($0.5 million). The net cash outflow was primarily driven by purchase of debt securities in the amount of RUB 8.1 billion, which was partially offset by proceeds from sale of Tochka of RUB 4.95 billion.

Net cash flow used in financing activities for 9M 2021 increased by 39.8% YoY to RUB 4,805 million ($66.0 million). The increase in net cash outflow was primarily driven by (i) repayment of borrowings of RUB 649 million and (ii) higher dividend payments during 9M 2021 by RUB 621 million compared to the same period of last year due to an increase of distributable profit and lower payout ratio in 2020 due to the COVID-19 outbreak.

As a result of factors described above cash and cash equivalents as of September 30, 2021 were RUB 37,478 million ($515.1 million) – a decrease by 15.2% compared to September 30, 2020.

Dividends

In March 2021, the Board of Directors has approved a target dividend payout ratio for 2021. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2021.

Following the determination of 3Q 2021 financial results and taking into consideration the current operating environment, the Board of Directors approved a dividend of USD 30 cents per share. The dividend record date is December 6, 2021, and the Company intends to pay the dividend on December 8, 2021. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

Recent Developments

Betting industry regulation

Since 2016, we have been operating an Interactive Bets Accounting Center (TSUPIS), which we established together with one of the self-regulated associations of bookmakers in order to enable us to accept electronic bets on behalf of sports betting companies and process related payments. In December 2020, a new law was adopted, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (ETSUP). QIWI made a proposal to serve as the ETSUP but it was not successful. Since October 2021, the newly-appointed ETSUP solely processes betting operations replacing both TSUPIS operators. As a result, QIWI lost the ability to generate volume and income directly related to TSUPIS business in Russia starting from 4Q 2021. It will most likely also affect our acquiring services provided to sports betting companies in a bundle with TSUPIS operations. At the same time, part of the betting revenues generated from QIWI wallet services, including commissions for betting accounts top-ups and winning payouts are expected to be retained. We note that there can be no assurance that recent changes will not have adverse impact on the overall usage of QIWI wallet.

The combined betting stream for 9M 2021 represented 26% (or RUB 351.6 billion) of PS Payment Volume and 38% (or RUB 5,225 million) of PS Payment Net Revenue. QIWI’s TSUPIS business and related acquiring services for 9M 2021 accounted 23% (or RUB 3,246 million) of PS Payment Net Revenue.

We are looking for different options to share our expertise and technologies to transform and secure our place on the new betting landscape.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss 3Q 2021 financial results today at 8:30 a.m. ET. (1:30 p.m. London time; 4:30 p.m. Moscow time)

Hosting the call will be (i) Andrey Protopopov, CEO, (ii) Alexey Mashchenkov, CFO and (iii) Elena Nikonova, Deputy CFO for Corporate Finance.

To participate in the conference call, please use the following details:

Live call	Toll Free (US) Toll International Toll Free (Russia)	+1 (877) 407-3982 +1 (201) 493-6780 88 00 100 6268

Replay	Toll Free (US) Toll International	+1 (844) 512-2921 +1 (412) 317-6671
	available since Tuesday, November 23, 2021, 11:30 a.m. ET till Tuesday, December 7, 2021

Confirmation Code	13724831

The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI’s American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI). QIWI has a credit rating from Standard & Poor’s of BB-/B.

For more information, visit investor.qiwi.com.

Contact

Investor Relations +357.25028091 ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI and Flocktory businesses, the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, developments in the betting industry in the Russian Federation and its regulation, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2020	As of September 30, 2021 (unaudited)	As of September 30, 2021 (unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,893	1,476	20.3
Goodwill and other intangible assets	10,813	10,546	144.9
Investments in associates	1,635	—	—
Long-term debt securities and deposits	3,495	1,117	15.4
Long-term loans	214	641	8.8
Other non-current assets	112	133	1.8
Deferred tax assets	209	202	2.8

Total non-current assets	18,371	14,115	194.0

Current assets
Trade and other receivables	7,445	7,713	106.0
Short-term loans	5,799	7,798	107.2
Short-term debt securities and deposits	2,888	10,260	141.0
Prepaid income tax	197	27	0.4
Other current assets	1,202	1,077	14.8
Cash and cash equivalents	47,382	37,478	515.1
Assets held for sale	31	—	—

Total current assets	64,944	64,353	884.4

Total assets	83,315	78,468	1,078.4

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.0
Additional paid-in capital	1,876	1,876	25.8
Share premium	12,068	12,068	165.9
Other reserve	2,575	2,559	35.2
Retained earnings	14,602	24,131	331.6
Translation reserve	554	540	7.4

Total equity attributable to equity holders of the parent	31,676	41,175	565.9

Non-controlling interests	96	103	1.4

Total equity	31,772	41,278	567.3

Non-current liabilities
Long term debt	4,923	4,942	67.9
Long-term deferred income	—	750	10.3
Long-term lease liabilities	762	346	4.8
Other non-current liabilities	80	79	1.1
Deferred tax liabilities	1,161	1,417	19.5

Total non-current liabilities	6,926	7,534	103.5

Current liabilities
Trade and other payables	29,528	19,060	262.0
Customer accounts and amounts due to banks	12,301	8,136	111.8
Short-term debt	1,640	991	13.6
Short-term lease liability	354	301	4.1
VAT and other taxes payable	147	184	2.5
Other current liabilities	647	984	13.5

Total current liabilities	44,617	29,656	407.6

Total equity and liabilities	83,315	78,468	1,078.4

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB(1)	RUB	USD
Continuing operations
Revenue:	10,833	11,746	161.4
Payment processing fees	9,348	9,667	132.9
Interest revenue calculated using the effective interest rate	476	962	13.2
Fees from inactive accounts and unclaimed payments	506	441	6.1
Other revenue	503	676	9.3
Operating costs and expenses:	(7,031)	(8,201)	(112.7)
Cost of revenue (exclusive of items shown separately below)	(4,424)	(5,327)	(73.2)
Selling, general and administrative expenses	(669)	(986)	(13.6)
Personnel expenses	(1,645)	(1,496)	(20.6)
Depreciation and amortization	(273)	(277)	(3.8)
Credit loss expense	(20)	(103)	(1.4)
Impairment of non-current assets	—	(12)	(0.2)

Profit from operations	3,802	3,545	48.7

Gain on disposal of an associate	—	6,213	85.4
Share of gain of an associate and a joint venture	256	—	—
Foreign exchange gain/(loss), net (2)	134	3	0.0
Interest income and expenses, net	(13)	2	0.0
Other income and expenses, net	17	31	0.4

Profit before tax from continuing operations	4,196	9,794	134.6

Income tax expense	(908)	(958)	(13.2)

Net profit from continuing operations	3,288	8,836	121.4

Discontinued operations
Loss after tax from discontinued operations	(245)	—	—

Net profit	3,043	8,836	121.4

Attributable to:
Equity holders of the parent	3,014	8,787	120.8
Non-controlling interests	29	49	0.7
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	116	10	0.1
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	—	(21)	(0.3)
Net gains recycled to profit or loss upon disposal	—	(2)	(0.0)
Total other comprehensive income/(loss), net of tax	116	(13)	(0.2)

Total comprehensive income, net of tax effect of nil	3,159	8,823	121.3

Attributable to:
Equity holders of the parent	3,128	8,774	120.6
Non-controlling interests	31	49	0.7
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	48.36	140.71	1.93
Diluted, profit attributable to ordinary equity holders of the parent	48.29	140.71	1.93
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	52.29	140.71	1.93
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	52.22	140.71	1.93

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB(1)	RUB	USD
Continuing operations
Revenue:	29,663	31,793	437.0
Payment processing fees	25,079	26,444	363.4
Interest revenue calculated using the effective interest rate	1,687	2,305	31.7
Fees from inactive accounts and unclaimed payments	1,497	1,295	17.8
Other revenue	1,400	1,749	24.0
Operating costs and expenses:	(18,950)	(22,169)	(304.7)
Cost of revenue (exclusive of items shown separately below)	(11,777)	(14,164)	(194.7)
Selling, general and administrative expenses	(1,872)	(2,147)	(29.5)
Personnel expenses	(4,422)	(4,726)	(65.0)
Depreciation and amortization	(802)	(848)	(11.7)
Credit loss expense	(45)	(260)	(3.6)
Impairment of non-current assets	(32)	(24)	(0.3)

Profit from operations	10,713	9,624	132.3

Gain on disposal of an associate		6,213	85.4
Share of gain of an associate and a joint venture	495	306	4.2
Foreign exchange gain/(loss), net (2)	(105)	(39)	(0.5)
Interest income and expenses, net	(57)	(25)	(0.3)
Other income and expenses, net	(6)	(42)	(0.6)

Profit before tax from continuing operations	11,040	16,037	220.4

Income tax expense	(2,253)	(2,614)	(35.9)

Net profit from continuing operations	8,787	13,423	184.5

Discontinued operations
Loss after tax from discontinued operations	(2,308)	—	—

Net profit	6,479	13,423	184.5

Attributable to:
Equity holders of the parent	6,417	13,348	183.5
Non-controlling interests	62	75	1.0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	269	(14)	(0.2)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	32	(21)	(0.3)
Net gains recycled to profit or loss upon disposal	(47)	(2)	(0.0)
Total other comprehensive income/(loss), net of tax	254	(37)	(0.5)

Total comprehensive income, net of tax effect of nil	6,733	13,386	184.0

Attributable to:
Equity holders of the parent	6,658	13,311	182.9
Non-controlling interests	75	75	1.0
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	103.16	213.81	2.94
Diluted, profit attributable to ordinary equity holders of the parent	102.94	213.72	2.94
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	140.27	213.81	2.94
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	139.96	213.72	2.94

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	11,040	16,037	220.4
Loss before tax from discontinued operations	(2,509)	—	—
Profit before tax	8,531	16,037	220.4

Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	967	848	11.7
Foreign exchange loss, net	130	39	0.5
Interest income, net	(2,145)	(1,898)	(26.1)
Credit loss expense	825	260	3.6
Share of gain of an associate and a joint venture	(495)	(306)	(4.2)
Loss on forward contract to sell Sovest loans’ portfolio	712	—	—
Gain on disposal of an associate		(6,213)	(85.4)
Impairment of non-current assets	134	24	0.3
Other	65	(29)	(0.4)
Changes in operating assets and liabilities:
Decrease in trade and other receivables	1,222	2,125	29.2
Decrease/(increase) in other assets	(115)	86	1.2
Decrease in customer accounts and amounts due to banks	(11,437)	(4,163)	(57.2)
Decrease in accounts payable and accruals	(1,243)	(10,444)	(143.5)
(Decrease)/Increase in other liabilities	(432)	1,142	15.7
Decrease/(increase) in loans issued from banking operations	5,993	(2,418)	(33.2)

Cash used in operations	2,712	(4,910)	(67.5)

Interest received	2,621	2,579	35
Interest paid	(421)	(428)	(5.9)
Income tax paid	(1,465)	(2,167)	(29.8)

Net cash flow used in operating activities	3,447	(4,926)	(67.7)

Investing activities
Cash paid for acquisition	(89)	(10)	(0.1)
Purchase of property and equipment	(226)	(208)	(2.9)
Proceeds from sale of an associate		4,947	68.0
Purchase of intangible assets	(179)	(122)	(1.7)
Proceeds from sale of fixed and intangible assets	162	12	0.2
Loans issued	(12)	(23)	(0.3)
Repayment of loans issued	—	12	0.2
Purchase of debt securities and deposits	(2,355)	(8,058)	(110.7)
Proceeds from sale and redemption of debt securities	3,230	2,885	39.7
Dividends received from an associate	153	532	7.3

Net cash used in investing activities	684	(33)	(0.5)

Financing activities
Repayment of borrowings	105	(649)	(8.9)
Payment of principal portion of lease liabilities	(275)	(270)	(3.7)
Dividends paid to owners of the Group	(3,201)	(3,822)	(52.5)
Dividends paid to non-controlling shareholders	(67)	(64)	(0.9)

Net cash (used in)/generated from financing activities	(3,438)	(4,805)	(66.0)

Effect of exchange rate changes on cash and cash equivalents	1,411	(140)	(1.9)

Net increase in cash and cash equivalents	2,104	(9,904)	(136.1)

Cash and cash equivalents at the beginning of the period	42,101	47,382	651.2

Cash and cash equivalents at the end of the period	44,205	37,478	515.1

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•

“Adjusted EBITDA” as Net profit plus: (1) depreciation and amortization (2) other income and expenses (3) foreign exchange gain/loss (4) gain on disposal of an associate (5) share of gain of an associate and a joint venture (6) Interest income and expenses (7) Offering expenses (8) loss from sale of Sovest loans’ portfolio (9) share-based payment expenses (10) impairment of non-current assets

•

“Adjusted Net profit” as Net profit plus: (1) fair value adjustments recorded on business combinations and their amortization (2) impairment of non-current assets (3) share-based payment expenses (4) offering expenses (5) gain on disposal of an associate (6) loss from sale of Sovest loans’ portfolio (7) effect of taxation of the above items

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

QIWI presents PS Payment segment breakdown by verticals and we define these measures as follows:

•	PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions.

•

E-commerce payment net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants.

•	Financial Services payment net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies.

•	Money Remittance payment net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers.

•	Telecom payment net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers.

•

Other payment net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others.

•

PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB(1)	RUB	USD
Revenue (2)	11,087	11,746	161.4
Minus: Cost of revenue (exclusive of depreciation and amortization) (3)	4,450	5,327	73.2

Total Net Revenue	6,637	6,419	88.2

Segment Net Revenue
Payment Services Segment Revenue	10,398	10,902	149.8
PS Payment Revenue (4)	9,348	9,667	132.9
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(5)	4,045	4,811	66.1

PS Payment Adjusted Net Revenue	5,303	4,856	66.7

PS Other Revenue (6)	1,050	1,235	17.0
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(7)	245	236	3.2

PS Other Adjusted Net Revenue	805	999	13.7

Payment Services Segment Net Revenue	6,108	5,855	80.5

Consumer Financial Services Segment Revenue	72	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	8	—	—

Consumer Financial Services Segment Net Revenue	64	—	—

Rocketbank Revenue	26	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	10	—	—

Rocketbank Net Revenue	16	—	—

Corporate and Other Category Revenue	591	844	11.6
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	142	280	3.8

Corporate and Other Category Net Revenue	449	564	7.8

Total Segment Net Revenue	6,637	6,419	88.2

Net Profit	3,043	8,836	121.4

Plus:
Depreciation and amortization	317	277	3.8
Other income and expenses, net	(17)	(31)	(0.4)
Foreign exchange (gain)/loss, net	(125)	(3)	(0.0)
Gain on disposal of an associate(9)		(6,213)	(85.4)
Share of gain of an associate and a joint venture	(256)	—	—
Interest income and expenses, net	23	(2)	(0.0)
Income tax expenses	889	958	13.2
Offering expenses	55	—	—
Loss from sale of Sovest loans’ portfolio	54	—
Share-based payment expenses	37	—	—
Impairment of non-current assets	—	12	0.2

Adjusted EBITDA	4,020	3,834	52.7

Adjusted EBITDA margin	60.6%	59.7%	59.7%

Net profit	3,043	8,836	121.4

Fair value adjustments recorded on business combinations and their amortization(8)	87	84	1.2
Impairment of non-current assets	—	12	0.2
Share-based payment expenses	37	—	—
Offering expenses	55	—	—
Gain on disposal of an associate(9)	—	(6,213)	(85.4)
Loss from sale of Sovest loans’ portfolio	54		—
Effect of taxation of the above items	(1)	(14)	(0.2)

Adjusted Net Profit	3,275	2,705	37.2

Adjusted Net Profit per share:
Basic	52.55	43.32	0.60
Diluted	52.48	43.32	0.60

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	62,324	62,449	62,449
Diluted	62,404	62,449	62,449

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Including revenue from discontinued operations of RUB 254 million for the third quarter ended September 30, 2020.
(3)	Including cost of revenue from discontinued operations of RUB 26 million for the third quarter ended September 30, 2020.
(4)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(5)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(6)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(7)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(8)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(9)

Gain on disposal of an associate in the 3Q 2021 in the amount of 6.2 billion including: (i) base deal amount of RUB 4.95 billion from sale of stake in Tochka, (ii) accrued expected performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 2.7 billion, (iii) dividends received in 3Q in the amount of RUB 0.5 billion, and (iv) less carrying amount of disposed investment in the amount of RUB 1.95 billion. Contingent amount is expected to be received in 2Q 2022.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB(1)	RUB	USD
Revenue (2)	32,277	31,793	436.9
Minus: Cost of revenue (exclusive of depreciation and amortization) (3)	12,541	14,164	194.7

Total Net Revenue	19,736	17,629	242.3

Segment Net Revenue
Payment Services Segment Revenue	28,214	29,594	406.7
PS Payment Revenue (4)	25,079	26,444	363.4
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(5)	10,572	12,587	173.0

PS Payment Adjusted Net Revenue	14,507	13,857	190.4

PS Other Revenue (6)	3,135	3,150	43.3
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(7)	816	712	9.8

PS Other Adjusted Net Revenue	2,320	2,438	33.5

Payment Services Segment Net Revenue	16,826	16,295	224.0

Consumer Financial Services Segment Revenue	1,198	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	131	—	—

Consumer Financial Services Segment Net Revenue	1,067	—	—

Rocketbank Revenue	1,151	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	604	—	—

Rocketbank Net Revenue	548	—	—

Corporate and Other Category Revenue	1,714	2,199	30.2
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	419	865	11.9

Corporate and Other Category Net Revenue	1,295	1,334	18.3

Total Segment Net Revenue	19,736	17,629	242.3

Net Profit	6,479	13,423	184.5

Plus:
Depreciation and amortization	967	848	11.7
Other income and expenses, net	6	42	0.6
Foreign exchange (gain)/loss, net	130	39	0.5
Gain on disposal of an associate(9)		(6,213)	(85.4)
Share of gain of an associate and a joint venture	(495)	(306)	(4.2)
Interest income and expenses, net	88	25	0.3
Income tax expenses	2,052	2,614	35.9
Offering expenses	65	—	—
Loss from sale of Sovest loans’ portfolio	712	—	—
Share-based payment expenses	85	8	0.1
Impairment of non-current assets	134	24	0.3

Adjusted EBITDA	10,223	10,504	144.4

Adjusted EBITDA margin	51.8%	59.6%	59.6%

Net profit	6,479	13,423	184.5

Fair value adjustments recorded on business combinations and their amortization(8)	256	252	3.5
Impairment of non-current assets	134	24	0.3
Share-based payment expenses	85	8	0.1
Offering expenses	65	—	—
Gain on disposal of an associate(9)	—	(6,213)	(85.4)
Loss from sale of Sovest loans’ portfolio	712	—	—
Effect of taxation of the above items	54	(24)	(0.3)

Adjusted Net Profit	7,785	7,470	102.7

Adjusted Net Profit per share:
Basic	125.16	119.66	1.64
Diluted	124.88	119.60	1.64

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,200	62,428	62,428
Diluted	62,340	62,456	62,456

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Including revenue from discontinued operations of RUB 2,614 million for the nine months ended September 30, 2020.
(3)	Including cost of revenue from discontinued operations of RUB 764 million for the nine months ended September 30, 2020.
(4)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(5)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(6)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(7)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(8)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(9)

Gain on disposal of an associate in the 9M 2021 in the amount of 6.2 billion including: (i) base deal amount of RUB 4.95 billion from sale of stake in Tochka, (ii) accrued expected performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 2.7 billion, (iii) dividends received in 3Q in the amount of RUB 0.5 billion, and (iv) less carrying amount of disposed investment in the amount of RUB 1.95 billion. Contingent amount is expected to be received in 2Q 2022.